Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this registration statement of our report, dated March 9, 2007, on the consolidated financial statements of Commonwealth Bankshares, Inc. as of December 31, 2006, and for each year of the three year period ended December 31, 2006, on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and on the effectiveness of internal control over financial reporting as of December 31, 2006. We also consent to the reference made to us under the caption “Experts” in the prospectus constituting a part of this registration statement.

/s/ PKF Witt Mares, PLC

Norfolk, Virginia

August 15, 2007